Black Stone Minerals, L.P.

1001 Fannin Street, Suite 2020

Houston, Texas 77002

(713) 445-3200

May 14, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Anuja Majmudar

Re:	Black Stone Minerals, L.P.

Form S-3 Registration Statement

Filed March 19, 2024 (Amended May 8, 2024)

File No. 333-278061

Dear Ms. Majmudar:

Black Stone Minerals, L.P., a Delaware limited partnership (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3, as amended (File No. 333-278061) be accelerated under Rule 461 under the Securities Act of 1933, as amended, so that it is declared effective at 4:00 p.m., Eastern time, on May 16, 2024 or as soon thereafter as possible.

We request that we be notified of such effectiveness by a telephone call to Stancell Haigwood of Vinson & Elkins L.L.P. at (212) 237-0035 and that such effectiveness also be confirmed in writing.

Thank you for your attention to this matter.

[Signature page follows]

Very truly yours,

Black Stone Minerals, L.P.

By:	Black Stone Minerals GP, L.L.C., its general partner

By:	/s/ Steve Putman
	Name:	Steve Putman
	Title:	Senior Vice President, General Counsel, and Secretary

cc:	Vinson & Elkins L.L.P.

Stancell Haigwood

Brenda Lenahan

2